Exhibit 12

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Under IFRS

	Year Ended March 31,
	2018	2017	2016	2015	2014
	(£ millions)
Earnings
Income before taxes	2,804	2,551	3,241	2,789	2,522
Add: Dividends received from associates and joint ventures	—	—	—	—	(1)
Less: minority interest	(4)	(1)	(7)	—	(2)
Less: (Income)/loss from associates and joint ventures	1	9	(6)	1	3
Add: Fixed charges	820	864	695	715	733

	3,621	3,423	3,923	3,505	3,255

Fixed charges
Interest payable	794	842	769	878	838
Less: Interest on pension liabilities	(218)	(209)	(221)	(292)	(235)
Add: One third of rental expense	244	231	147	129	130

	820	864	695	715	733

Ratio	4.4	4.0	5.6	4.9	4.4

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